Daniel House Studios, LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Daniel House Studios, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 15, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	153,400	258,956
Accounts Receivable	26,300	1,753
Prepaid Expenses	18,444	6,659
Inventory	32,368	21,241
Deposits	55,804	-
Other Assets	4,898	10,044
Total Current Assets	**291,214**	**298,654**
Non-current Assets		
Computers, net of Accumulated Depreciation	4,744	4,744
Total Non-Current Assets	**4,744**	**4,744**
TOTAL ASSETS	**295,958**	**303,398**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	96,202	14,078
Credit Cards Payable	192,510	43,541
Accrued Interest	108,288	51,332
Customer Deposits	167,691	39,279
Unearned Revenue	17,912	3,177
Accounts Receivable Factor Loans: Short-Term	177,575	-
Related Party - Convertible Notes	287,450	
Related Party - Loans Payable	17,824	
Current Portion Loans Payable	8,970	44,188
Convertible Notes Payable	335,000	
Total Current Liabilities	1,409,422	195,595
Long-term Liabilities		
Convertible Notes Payable	-	144,960
Related Party - Convertible Notes	-	287,450
Small Business Loan	351,666	358,316
Loans Payable	62,543	79,689
Related Party - Loans Payable	66,295	69,293
Accounts Receivable Factor Loans: Long-Term	19,192	
Total Long-Term Liabilities	499,696	939,708
TOTAL LIABILITIES	1,909,118	1,135,303
EQUITY		
Owner Investment	115,778	115,778
Accumulated Deficit	(1,728,938)	(947,683)
Total Equity	(1,613,160)	(831,906)
TOTAL LIABILITIES AND EQUITY	295,958	303,398

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	1,727,443	385,952
Cost of Revenue	1,707,340	325,231
Gross Profit	**20,104**	**60,720**
Operating Expenses		
Marketing, Content, and Engagement	209,407	144,272
Technology	160,617	166,523
Wages and Payroll	176,274	159,515
Professional Fees	82,825	26,489
Rent and Building Expense	21,737	13,983
Travel	2,877	3,946
General and Administrative	55,423	14,327
Total Operating Expenses	**709,161**	**529,054**
Operating Income (loss)	**(689,057)**	**(468,333)**
Other Income		
Interest Income		
Other	3,419	39,382
Total Other Income	3,419	39,382
Other Expense		
Interest Expense	94,651	59,070
Other	965	350
Total Other Expense	95,616	59,420
Net Income (loss)	(781,254)	(488,371)

Statement of Changes in Member Equity

	Total Member Equity
Ending Balance 12/31/2020	(343,534)
Net Income (Loss)	(488,371)
Ending Balance 12/31/2021	(831,905)
Net Income (Loss)	(781,254)
Ending Balance 12/31/2022	(1,613,159)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(781,254)	(488,371)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(24,546)	(1,079)
Prepaid Expenses	(11,785)	1,256
Inventory	(11,127)	(673)
Other Assets	5,146	(4,684)
Deposits	(55,804)	-
Accounts Payable	82,124	2,377
Accrued Interest	56,956	37,460
Credit Cards Payable	148,969	20,006
Customer Deposits	128,412	39,279
Unearned Revenue	14,734	(20,986)
Other	(45,150)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	287,929	72,956
Net Cash provided by (used in) Operating Activities	**(493,325)**	**(415,415)**
FINANCING ACTIVITIES		
Line of Credit	196,767	-
Convertible Notes Issuance	190,040	94,960
Related Party - Convertible Notes	-	162,450
Related Party - Loan Issuance/Repayments	-	(86,043)
Loan Issuances	962	348,199
Net Cash provided by (used in) Financing Activities	387,769	519,566
Cash at the beginning of period	258,956	154,805
Net Cash increase (decrease) for period	**(105,556)**	**104,151**
Cash at end of period	153,400	258,956

Daniel House Studios, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Danielhouse Studios, LLC ("the Company") was formed in 2015 as a residential design and architectural services firm. The Company operated from 2015-2019 completing residential renovation and interior design projects. The Company identified during this time that sourcing wholesale furniture as an interior designer is incredibly challenging. In 2020, the Company pivoted to solve this problem for other designers by building an e-commerce marketplace for interior designers to shop from 100s of furniture & home goods vendors in one place. The Company's headquarters are in Portland, OR and its customers and vendors are spread across the US and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Vendor Concentration

The Company's largest vendor accounts for 24% of its purchasing and its top 5 vendors account for 53% of its purchasing.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue in two primary methods:

1- The Company generates subscription revenue. Customers sign up for a monthly or annual membership to access certain features of the ecommerce marketplace. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. Monthly subscription revenue is recognized when it is paid by the customer. Annual membership revenue is accrued into Unearned Revenue when it is paid and recognized in monthly increments thereafter.

2- The company generates most of its revenue from customers purchasing products on its ecommerce marketplace. The Company operates like a Consignment Online Retailer. The Company does not carry inventory but places orders with its vendors when customers place orders on its ecommerce store. The Company's performance obligation is the shipment of products. The Company recognizes the revenue from the sale of items on its ecommerce store at the time the item ships from the vendor.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, January 1, 2021	-	$	-
Granted	2,800	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	2,800	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2022	2,800	$	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – DEBT for related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding operations from Q4 2020-Q1 2022. The interest on the notes was 8%. The maturity of the notes is Dec 31, 2023, and the notes automatically convert into preferred stock during a change of control or qualified financing event. The balance of Convertible Notes as of December 31, 2022, and 2021, was $622,450 and $432,410, respectively.

Of the convertible note amounts and terms $287,450 and $215,000 were issued to related parties of the Company as of December 31, 2021, and 2020, respectively.

Loans - The Company received three loans from private individuals to fund operations. The following describes each loan:

1- $163,700 from the mother of one of the founders with a 7-year term and 12.75% interest. $45,000 of this principal was converted into a Convertible Note in January 2021 and $25,000 of principal was converted into a Convertible Note as well in January 2022.

2- $15,000 from one of the founders with a 7-year term and 8% interest. The full remaining principal balance as of January 2022 was converted into a Convertible Note.

3- $75,000 from a convertible noteholder with a 1-year deferral on payments, an 8-year total term, and 12% interest.

Accounts Receivable Factor Loans - The Company entered into two separate agreements with for two Merchant Cash Advances. These are working capital advances, paid back from a percentage of future revenue with a factor rate of 1.08.

In December of 2022 the company entered into a separate Cash Advance agreement with for working capital with a weekly remittance of $1,892, a factor rate of 1.23, and a total term of 15 months.

Small Business Association Payment Protection Program and Economic Injury Disaster Loan - The Company received three loans from the SBA related to the impact of COVID on the business.

1- $21,200 in May 2020 from the SBA PPP program, 100% forgiven in March 2021.

2- $18,025 in Feb 2021 from the SBA PPP program, 100% forgiven in October 2021.

3- $359,400, first disbursement in May 2020, second disbursement in Aug 2021, with a 30-year term and 3.75% interest. Payment deferral until Nov 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	622,450	0-8%	2023	335,000	-	335,000	34,625	-	144,960	144,960	25,125
Related Party - Convertible Notes	-	0-8%	2023	287,450	-	287,450	38,484	-	287,450	287,450	4,597
Private Individual Loans	64,863	12.00%	2029	2,320	62,543	64,863	9,405	2,061	79,689	81,750	6,750
Related Party - Private Loans	84,119	8-12.75%	2022-2027	17,824	66,295	84,119	9,031	41,043	69,293	110,336	14,860
SBA EIDL	359,400	3.75%	2030	6,650	351,666	358,316	-	1,084	358,316	359,400	-
Rapid Finance	100,000	18.4%	2024	79,885	19,192	99,077	212	-	-	-	-
Shopify Capital	263,000	16%	2,023	97,690	-	97,690	16,531	-	-	-	-
Total				**826,819**	**499,696**	**1,326,515**	**108,288**	**44,188**	**939,708**	**983,896**	**51,332**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	821,415
2023	54,280
2024	32,933
2025	36,581
2026	29,491
Thereafter	351,815

Leases - The Corporation leases its office space under a 27-month operating lease requiring monthly payments of $2,499, except months 2-4 which require only $766. The current lease expires on Feb 9th, 2025.

The following are lease obligations for the next 5 years:

Year Ending December 31,	Payment
2023	26,522
2024	29,988
2025	2,498
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a Limited Liability Company with a single ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2023, the date these financial statements were available to be issued.

In preparation for the company's crowdfunding priced equity fundraising campaign in 2023, the company converted from a Limited Liability Company to a C Corporation effective January 1st, 2023. The company's single ownership interest in the LLC converted into a single Common Stock class of ownership in the C Corporation.

The company filed a Form C with the SEC for a regulation CF fundraising campaign through the WeFunder Crowdfunding Platform in February 2022. The company authorized a Preferred Stock class and a Series Seed issuance of Preferred Stock shares for this funding round.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and will likely continue to realize losses for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.